SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

December 23, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

December 23, 2020

Press Release

Company Name: LINE Corporation

Representative: Takeshi Idezawa,

President and Representative Director

(Code Number: 3938 First Section,

Tokyo Stock Exchange)

Inquiries: Investor Relations

TEL: 03-4316-2050

Notice Regarding a Change in a Second-tier Subsidiary

Due to a Contribution in Kind to a Wholly-owned Subsidiary

LINE Corporation (hereinafter the “Company”) hereby announces that it resolved at its board of directors meeting held today to execute a contribution in kind (hereinafter the “Contribution in Kind”) of all shares of LINE Plus Corporation, a wholly-owned subsidiary and a specified subsidiary (tokutei kogaisha) of the Company, to LINE Split Preparation Corporation, which is also a wholly-owned subsidiary of the Company.

1.	Reason for the Contribution in Kind

As announced in the “Announcement Regarding Definitive Agreement on Business Integration” issued by the Company and Z Holdings Corporation (hereinafter “ZHD”) on December 23, 2019, the Company is scheduled to integrate its businesses with ZHD (the “Business Integration”). The Contribution in Kind is part of a series of transactions to achieve the Business Integration.

2.	Overview of Second-tier Subsidiary (As of today, December 23, 2020)

(1)	Name	LINE Plus Corporation

(2)	Location	11th Floor, Bundang Square Bldg., 42, Hwangsaeul-Ro 360Beon-Gil, Bundang-gu, Seongnam-si, Gyeonggi-do

(3)	Name and title of representative	Representative Director Jungho Shin

(4)	Business	Overseas marketing, development of LINE-related overseas services

(5)	Capital	KRW 24,713,350,000

(6)	Date of Incorporation	February 8, 2013

(7)	Principal shareholder and ownership ratio prior to the change	LINE Corporation: 100%

(8)	Relationship between LINE Corporation and LINE Plus Corporation	Capital relationship	The Company holds 100% of the shares issued by LINE Plus Corporation.
		Personnel relationship	Certain of the Company’s directors concurrently serve as directors of LINE Plus Corporation. One of the Company’s executive officers concurrently serves as an auditor of LINE Plus Corporation.[1]
		Business relationship	There are no business relationships between the Company and LINE Plus Corporation.

(9)	Principal shareholder and ownership ratio after the change	LINE Split Preparation Corporation: 100%

3.	Overview of Subsidiary Receiving the Contribution in Kind (As of today, December 23, 2020)

(1)	Name	LINE Split Preparation Corporation

(2)	Location	4-1-6 Shinjuku, Shinjuku-ku, Tokyo

(3)	Name and title of representative	CEO Takeshi Idezawa

(4)	Business	Business preparation company

(5)	Capital	JPY 651,500,000

(6)	Date of Incorporation	December 13, 2019

(7)	Principal shareholder and ownership ratio	LINE Corporation: 100%

(8)	Relationship between LINE Corporation and LINE Split Preparation Corporation	Capital relationship	The Company holds 100% of the shares issued by LINE Split Preparation Corporation.
		Personnel relationship	One of the Company’s directors concurrently serves as a director of LINE Split Preparation Corporation.
		Business relationship	There are no business relationships between the Company and LINE Split Preparation Corporation requiring disclosure.

4.	Status of Shares Owned Before and After the Contribution in Kind is Made to the Subsidiary Receiving the Contribution in Kind

(1)	Number of shares prior to the Contribution in Kind	130,300 shares (ratio of voting rights owned by the Company: 100%)

(2)	Number of shares to be allotted in the Contribution in Kind	1 share

(3)	Number of shares after the Contribution in Kind	130,301 shares (ratio of voting rights owned by the Company: 100%)

5.	Date

(1)	Date of Resolution of the Board of Directors	December 23, 2020

(2)	Date of execution of agreement	December 23, 2020

(3)	Date of Contribution in Kind	December 28, 2020 (Scheduled)

6.	Future Outlook

As the Contribution in Kind is a change to be made within the Company’s consolidated group, there is no impact on the Company’s consolidated results.

Additional Information for U.S. Investors

Copies of the Transaction Statement on Schedule 13E-3 that has been filed together with SoftBank Corp. (“SoftBank”), NAVER Corporation (“NAVER”) and NAVER J. Hub Corporation, a wholly-owned subsidiary of NAVER (“NAVER J. Hub,” and together with NAVER, the “NAVER Parties”) (including any amendments thereto to be filed in the future) are available free of charge on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. Such documents can also be obtained free of charge by contacting the Company’s Investment Development/IR Office (JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo 160-0022, Japan, telephone number: +81-3-4316-2050). Holders of the Company Target Securities are advised to read these documents as they contain important information about the Business Integration.

Forward-Looking Statements

This press release contains forward-looking statements with respect to SoftBank’s, the NAVER Parties’, ZHD’s and the Company’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Business Integration. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to SoftBank, the NAVER Parties, ZHD and the Company, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and neither SoftBank, the NAVER Parties, ZHD nor the Company intends to update any of these forward-looking statements. Risks and uncertainties that might affect SoftBank, the NAVER Parties, ZHD, the Company, the Business Integration include, but are not limited to, those relating to:

•

obtaining the requisite consents to the Business Integration, including, without limitation, the risk that a regulatory approval that may be required for the Business Integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	whether the conditions for the Business Integration will be satisfied or waived;

•

the possibility that, prior to the completion of the Business Integration, ZHD’s and the Company’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•	shareholder litigation in connection with the Offers or the Business Integration potentially resulting in significant costs of defense, indemnification and liability; and

•

the risks and uncertainties pertaining to ZHD’s and the Company’s businesses, including in the Company’s case those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the U.S. Securities and Exchange Commission, as well as those detailed in the tender offer materials that has been filed by SoftBank and NAVER, the Solicitation / Recommendation Statement that has been filed by the Company, and the Transaction Statement that has been filed, all in connection with the Offers or the Business Integration.